                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          FORM 12b-25/A AMENDMENT NO. 1

                           NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER: 001-12870

                                                       CUSIP NUMBER: 192861 10 2

(Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: June 30, 2002

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         PART III - NARRATIVE

         As Registrant has previously reported, preparation and filing by Registrant of Annual and Periodic Reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, has been delayed in part by uncertainties regarding discussions among registrant and its creditors and in part by commencement by Registrant of proceedings under Chapter 11 of the U.S. Bankruptcy Code. Registrant has now filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2002. However, the Chapter 11 process has not yet permitted Registrant to retain the services of its auditors to review its quarterly reports on Form 10-Q. Attached hereto as Exhibit A is a draft of Form 10-Q for the quarter ended June 30, 2002 (without exhibits), subject to review by Registrant's auditors and the audit committee of Registrant. As soon as the required reviews have been complete, registrant will file the Report in definitive form and confirm that such reviews have been completed. Except as set forth herein, Registrant hereby affirms each of the Statements in PART III of Form 12b-25 filed on August 16, 2002.


                            COLD METAL PRODUCTS, INC.

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date:   November 15, 2002    By  /s/ Joseph C. Horvath
                                         --------------------------------------
                                              Joseph C. Horvath

EXHIBIT A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 10-Q

(Mark one)

[T]      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the quarterly period ended JUNE 30, 2002

                           or

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES

         For the transition period from ________________to_________________

                         Commission file number 1-12870

                            COLD METAL PRODUCTS, INC.
             (Exact name of registrant as specified in its charter)

          NEW YORK                                  16-1144965
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization)


2200 GEORGETOWN DRIVE, SUITE 301, SEWICKLEY, PENNSYLVANIA            15143
(Address of principal executive offices)                            (Zip Code)

         (724) 933-3445
(Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes[ ] No [T]


Number of shares of Common Stock outstanding as of October 31, 2002:  6,402,813

                            COLD METAL PRODUCTS, INC.
                                  SEC FORM 10-Q
                           Quarter Ended June 30, 2002



                                      INDEX

                                                                                                                 Page
                                                                                                                 No.
                                                                                                                 ---
PART I. - FINANCIAL INFORMATION

Item 1.  Financial Statements

Condensed Consolidated Statements of Operations ..................................................................3
Condensed Consolidated Balance Sheets.............................................................................4
Condensed Consolidated Statements of Cash Flows...................................................................5
Notes to Condensed Consolidated Financial Statements..............................................................6


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations....................12

Item 3.  Quantitative and Qualitative Disclosures About Market Risk..............................................15

PART II. - OTHER INFORMATION

Item 1.   Legal Proceedings .....................................................................................16
Item 2.   Changes in Securities..................................................................................16
Item 3.   Defaults Upon Senior Securities........................................................................16
Item 4.   Submission of Matters to a Vote of Security Holders....................................................16
Item 5.   Other Information......................................................................................16
Item 6.   Exhibits and Reports on Form 8-K.......................................................................16
          Signatures.............................................................................................17

                   COLD METAL PRODUCTS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)
                                   (Unaudited)


                                                           Three Months Ended
                                                               June 30,
                                                            2002            2001
                                                      --------------------------

Net sales                                              $    43,040    $    44,820
Cost of sales                                               40,197         40,882
                                                       --------------------------
              Gross profit                                   2,843          3,938

Selling, general and administrative expenses                 4,278          3,730
Interest expense                                               798            980
                                                       --------------------------
(Loss) income before income taxes and cumulative            (2,233)          (772)
   effect of accounting change
Income tax (benefit)                                           (80)          (290)
                                                       --------------------------
(Loss) income before cumulative effect of accounting        (2,153)          (482)
   change

Cumulative effect of accounting change                       5,268
                                                       --------------------------
              Net (loss) income                        $    (7,421)   $      (482)
                                                       ==========================

Basic and diluted net (loss) income per share          $     (1.15)   $     (0.08)
                                                       ==========================

Weighted average shares outstanding:
   Basic                                                 6,427,078      6,398,440
                                                       ==========================
   Diluted                                               6,427,078      6,398,440
                                                       ==========================



See notes to condensed consolidated financial statements.

                   COLD METAL PRODUCTS, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except share amounts)
                                   (Unaudited)



                                                                                 June 30,     March 31,
                                                                                   2002         2002
                                                                                  --------------------
Assets:
   Cash                                                                           $  2,071    $  1,463
   Accounts receivable                                                              24,573      22,338
   Inventories                                                                      26,051      27,220
   Prepaid and other current assets                                                    578         690
                                                                                  --------------------
                  Total current assets                                              53,273      51,711



Property, plant and equipment - at cost                                             76,593      75,557
Less accumulated depreciation                                                      (39,530)    (38,573)
                                                                                  --------------------
                  Property, plant and equipment - net                               37,063      36,984
Other assets                                                                         5,376      10,603
                                                                                  --------------------
                  Total assets                                                    $ 95,713    $ 99,298
                                                                                  ====================


Liabilities and shareholders' equity:
   Short-term debt                                                                $ 58,732    $ 57,716
   Accounts payable                                                                 18,113      17,193
   Other current liabilities                                                         8,875       7,563
                                                                                  --------------------
                  Total current liabilities                                         85,720      82,472



Other long-term liabilities, principally postretirement benefits                    19,887      20,168
Deferred income taxes                                                                  584

Shareholders' equity:
   Common stock. $.01 par value; 15,000,000 shares authorized; 7,532,250 shares          5
     issued                                                                             75           7
   Additional paid-in capital                                                       25,240      25,329
   Retained earnings                                                               (22,615)    (15,194)
   Accumulated other comprehensive loss                                             (7,704)     (8,538)
   Less treasury stock, 1,129,437 and1,147,759 shares, at cost                      (5,474)     (5,563)
                                                                                  --------------------
                  Total shareholders' equity                                       (10,478)     (3,891)
                                                                                  --------------------
                  Total liabilities and shareholders' equity                      $ 95,713    $ 99,298
                                                                                  ====================


See notes to condensed consolidated financial statements.

                   COLD METAL PRODUCTS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)
                                   (Unaudited)


                                                                                     Three Months Ended
                                                                                          June 30,
                                                                                      2002       2001
                                                                                   --------------------
Cash flows from operating activities:
   Net (loss)                                                                      $ (7,421)   $   (482)
   Adjustments to reconcile net (loss) to cash provided by operating activities:
       Depreciation and amortization                                                    856         973
       Cumulative effect of change in accounting principle                            5,268
       Other items                                                                      (31)        (40)
       Changes in operating assets and liabilities:
         Accounts receivable                                                         (1,856)       (792)
         Inventories                                                                  1,480       4,449
         Prepaid and other assets                                                       181         355
         Accounts payable                                                               676        (401)
         Other liabilities                                                              972       (1068)
                                                                                   --------------------
                  Net cash provided by operating activities                             125       2,994

Cash flows from investing activities:
   Additions to property, plant and equipment                                        (1,358)       (309)
   Proceeds from asset dispositions                                                     671
                                                                                   --------------------
                  Net cash used in investing activities                                (687)       (309)

Cash flows from financing activities:
   Proceeds from revolving credit and term loan facility                             29,842      31,595
   Payments of revolving credit and term loan facility                              (28,787)    (33,775)
   Payment of other debt                                                                (39)       (469)
                  Net cash provided by (used in) financing activities                 1,016      (2,649)
                                                                                   --------------------
                  Net increase in cash                                                  454          36

Effect of translation adjustment                                                        154          59
Cash at beginning of period                                                           1,463       1,547
                                                                                   --------------------
                  Cash at end of period                                            $  2,071    $  1,642
                                                                                   ====================


See notes to condensed consolidated financial statements.

                   COLD METAL PRODUCTS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE 1. SUBSEQUENT EVENT--PROCEEDINGS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE, BASIS OF PRESENTATION, AND OPINION OF MANAGEMENT

         On August 16, 2002 ("Petition Date") the Cold Metal Products,Inc. and its wholly owned subsidiary, Alkar Steel Corporation, (collectively "Debtors") filed voluntary petitions for reorganization under Chapter 11 ("Chapter 11") of the Federal Bankruptcy Code ("Bankruptcy Code" in the United States Bankruptcy Court in the Northern District of Ohio, Eastern Division ("Court.") Cold Metal Products, Ltd., a wholly owned Canadian subsidiary, was not was not included in the filing.

         The Debtors attributed the need to reorganize to extremely limited cash availability existing under the terms of its existing credit facilities that made it difficult to meet its financial obligations. Conditions leading up to this situation included nearly two years of depressed market conditions for the Company's products and the Company's inability to attain sufficient volume at appropriate price levels to support its fixed cost structure and cost of funds.

         The Debtors are currently managing their affairs and operating their business as debtors-in -possession while the Chapter 11 cases are pending. As debtors-in-possession, the Debtors may not engage in transactions outside of the ordinary course of business without approval, after hearing, of the Bankruptcy Court. As part of the Chapter 11 cases, the Debtors intend to develop and propose for confirmation pursuant to Chapter 11 a plan of reorganization that will restructure the operations and liabilities of the Company to the extent necessary to result in the continuing viability of the Company. A filing date for such a plan has not been determined.

         Under Chapter 11, actions by creditors to collect claims in existence as the filing date ("pre-petition claims") are stayed ("deferred,") absent specific Court authorization to pay such claims, while the Company continues to manage the business as debtor-in-possession and acts to develop a plan of reorganization for the purpose of emerging from these proceedings. The Company received approval from the Court to pay or otherwise honor certain of its pre-petition obligations, including but not limited to employee wages and certain employee benefits, as it develops its plan of reorganization.

         The amount of the claims to be filed by the creditors could be significantly different than the amount of the liabilities recorded by the Company. The Company also has many executory contracts and other agreements that could be rejected during the Chapter 11 proceedings. Under these proceedings, the rights of and ultimate payments to pre-petition creditors and to equity investors may be substantially altered. This could result in claims being liquidated in the Chapter 11 proceedings at less (possibly substantially less) than 100% of their face value, and the equity of the Company's equity investors being diluted or cancelled. The Company has not yet proposed a plan of reorganization. The Company's pre-petition creditors and its equity investors will each have a vote in the plan of reorganization.

 The Chapter 11 process presents inherent material uncertainty; it is not possible to determine the additional amount of claims that may arise or ultimately be filed, or predict the length of time that the Debtors will continue to operate under the protection of Chapter 11, the outcome of the Chapter 11 proceedings in general, whether the Company will continue to operate in its present organizational structure, or the effects of the proceedings on the business of the Company and its subsidiaries or on the interests of the various creditors and security holders.

         As a result of the Chapter 11 filings, Events of Default, as defined in the related debt agreements, have occurred subsequent to March 31, 2002. On August 16, 2002, the Company entered into a Debtor-in-Possession Revolving Credit and Term Loan Agreement (DIP Credit Agreement) with its existing primary lender group to provide secured debtor-in-possession financing to the Company. The maximum borrowings under the DIP Credit Agreement are $48 million in the aggregate, including up to $35 million revolving line of credit $12.8 million term loan. Advances under the revolving credit portion of the DIP Credit Agreement bear interest at the rate of prime +.55% and the term loan portion bears interest at the rate of prime + 1.05%. A borrowing base limits the amount of borrowing availability at any time. The DIP Credit Agreement grants a security interest in the accounts receivable, inventory and substantially all the remaining assets of the Company except for the Company's fixed assets located at its Ottawa, Ohio facility and certain machinery and equipment located at the Company's Indianpolis, Indiana facility. The DIP Credit Agreement also contains certain restrictive covenants that, among other things, restrict the Company's ability to incur additional indebtedness or guarantee the obligations of others. The Company is also required to maintain minimum cumulative EBITDA, as defined in the DIP Credit Agreement, and limit its capital expenditures.

         Although the Company has entered into the DIP Credit Agreement, the Company may require additional financing to meet its cash flow requirements. Restrictive covenants included in the debtor-in-possession credit facility and oversight by the Bankruptcy Court limit the Company's ability to incur additional indebtedness, or sell assets (substantially all of which are pledged), and may otherwise limit the operational and financial flexibility of the Company.

         Basis of Presentation and Going Concern Matters--The accompanying consolidated financial statements have been prepared on a going concern basis of accounting and do not reflect any adjustments that might result if the Company is unable to continue as a going concern. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of Cold Metal Products, Inc. and Subsidiaries (the Company) as of June 30, 2002 and March 31, 2002, and the results of its operations and cash flows for the three month periods ended June 30, 2002 and 2001. The results of operations for the periods ended June 30, 2002 and 2001 are not necessarily indicative of the results to be expected for the full year.

         The condensed consolidated financial statements do not include footnotes and certain financial information normally presented annually under accounting principles generally accepted in the United States of America and, therefore, should be read in conjunction with the audited consolidated financial statements contained in the Company's annual report on Form 10-K for the year ended March 31, 2002.

         The Company's recurring losses and negative cash flows from operations, current liabilities in excess of current assets and the subsequent Chapter 11 cases raise substantial doubt about the Company's ability to continue as a going concern. As discussed above, management intends to submit a plan for reorganization to the Bankruptcy Court. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis of accounting is dependent upon, among other things, (i) the Company's ability to comply with the debtor-in-possession financing agreements, (ii) submission and confirmation of a plan of reorganization under the Bankruptcy Code, (iii) the Company's ability to achieve profitable operations after such confirmation, and
(iv) the Company's ability to generate sufficient cash from operations to meet its obligations.

         Management believes that a plan of reorganization, as contemplated, subject to approval of the Bankruptcy Court and adequate debtor-in-possession financing, along with cash provided by operations, will provide sufficient liquidity to allow the Company to continue as a going concern; however, there can be no assurance that the sources of liquidity will be available or sufficient to meet the Company's needs. The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

         A plan of reorganization could materially change the amounts currently recorded in the consolidated financial statements. The accompanying consolidated financial statements do not give effect to any adjustment to the carrying value of assets or amounts and classifications of liabilities that might be necessary as a result of resolving the bankruptcy. For financial statement periods after August 16, 2002 (the Petition Date), the Company's consolidated financial statements will be presented in accordance with the AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. On confirmation of a plan of reorganization, the Company expects to utilize "Fresh Start Accounting" in accordance with the guidelines for accounting for emergence from bankruptcy. Under Fresh Start Accounting, a revaluation of Company assets to reflect current values can be expected.


NOTE 2. ACCOUNTING CHANGE

         In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, "Intangible Assets," and is effective for all fiscal years beginning after December 15, 2001. This statement changes the accounting for goodwill from an amortization method to an impairment only approach. The Company has adopted this pronouncement in the first quarter of its fiscal year ending March 31, 2003, and, as provided for in the statement, has recognized a $5,263,000 charge related to the impairment of goodwill arising in connection with the acquisition of its wholly owned subsidiary, Alkar Steel Corporation, as a cumulative effect of an accounting change adjustment in its financial statements for the quarter ended June 30, 2002. Amortization of goodwill recognized in the quarter ended June 30, 2001 was $73,000.

NOTE 2. RECENT ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) Statement No. 143 Accounting for Asset Retirement Obligations ("SFAS 143") in June 2001. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, with subsequent adjustments occurring as changes to estimates of the settlement obligation become known. A corresponding increase in the carrying amount of the related long-lived asset is recognized and is subject to depreciation over the remaining useful life of the asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is required to be adopted for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company has not completed its assessment of the effect of adopting this pronouncement on its financial statements.

         In August 2001, the FASB issued SFAS Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). The statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed of. SFAS 144 retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed by sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material effect on the Company's financial statements.

         The FASB also has issued SFAS Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). SFAS 145 states that the rescission of FASB Statement No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified.

         In June 2002, the FASB issued SFAS Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.

NOTE 3. RESULTS OF FOREIGN OPERATIONS

The Company operates in one business segment, intermediate steel processing. The Company derived revenues from customers in the United States of approximately $29.2 million and $32.3 million for the quarters ended June 30, 2002 and 2001. The Company had long-lived assets in the United States totaling approximately $35.6 million. The remainder of the Company's revenues and long-lived assets are principally related to customers and operations in Canada.

NOTE 4. INVENTORIES

                                                        June 30,                    March 31,
                                                          2002                        2002
                                                    ------------------------------------------

Raw materials                                        $10,790,000                   $10,603,000
Work-in-process                                        8,870,000                    10,462,000
Finished goods                                         6,391,000                     6,155,000
                                                    ------------------------------------------
              Total inventories                      $26,051,000                   $27,220,000
                                                    ==========================================

NOTE 5. COMPREHENSIVE INCOME

Comprehensive income (loss) is comprised of net income (loss) and foreign currency translation adjustment for the period. Translation adjustments were $834,000 and $683,000 during the quarters ended June 30, 2002 and 2001, respectively. Total comprehensive income (loss) was ($6.6 million) and $.2million for the quarters ended June 30, 2002 and 2001, respectively.



NOTE 6. DEBT

                                                       June 30,                 March 31,
                                                         2002                     2002
                                                   -------------------------------------------

Committed revolver/term facility:
   Revolving portion                                 $31,005,000                   $29,650,000
   Term portion                                       12,083,000                    12,383,000
Term note                                             13,928,000                    13,928,000
Lease financing                                        1,716,000                     1,755,000
                                                   -------------------------------------------
              Total                                  $58,732,000                   $57,716,000
                                                   ============================================


         The Company had borrowed $43.1 million under the terms of a committed revolving and term loan credit facility that by its terms provided availability up to a maximum of $70.0 million, based on a percentage of accounts receivable and inventory, as well as stated loans for fixed assets. Including approximately $1.5 million of outstanding letters of credit presently supported by this facility, the Company had utilized substantially all its borrowing availability under the terms of this agreement. The facility was secured by substantially all of the assets of the Company except for all the fixed assets located at the Company's Ottawa, Ohio facility and certain machinery and equipment leased under a financing lease and located at the Company's Indianapolis, Indiana facility. Under the provisions of a separate term loan (Ottawa term loan) secured by the Company's Ottawa, Ohio facility property, plant and equipment and a lease financing agreement secured by a slitter located at the Company's Indianapolis facility (slitter lease), the Company owed a total of $15.6 million. At June 30, 2002 the Company was in non-compliance with certain covenants set forth in its financing agreements. In addition, on June 30, 2002 the Company failed to make the regularly scheduled quarterly installment of principal and interest due under the Ottawa term loan as a result of liquidity constraints. Accordingly, all such amounts due under the terms of these agreements are included in current liabilities in the Company's balance sheet as of June 30 and March 31, 2002.

         On August 16, 2002, Cold Metal Products, Inc. and its wholly owned subsidiary, Alkar Steel Corporation, filed voluntary petitions for reorganization under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court in the Northern District of Ohio, Eastern Division. Cold Metal Products, Ltd., the Company's wholly owned Canadian subsidiary, was not affected by the filings. Refer to Note 1 for additional information related to these filings, including a description of the DIP financing agreement.

ITEM 2.

COLD METAL PRODUCTS, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial
Condition and Results of Operations

MATERIAL DEVELOPMENT: CHAPTER 11 BANKRUPTCY

         On August 16, 2002, Cold Metal Products, Inc. and its wholly owned subsidiary, Alkar Steel Corporation, each filed a voluntary petition for Chapter relief under Chapter 11 of Title 11, United States Code ("Bankruptcy Code") with the United States Bankruptcy Court for the Northern District of Ohio, Eastern Division, as Cases Number 02-43619 and 02-43620, respectively. Pursuant to Sections 1107 and 1108 of the Bankruptcy Code, each company remains in possession of its assets and continues to operate as a debtor in possession. The filings cover domestic assets only and do not affect facilities in Hamilton, Ontario, Canada and Montreal, Quebec, Canada. Unprofitable facilities, burdensome legacy costs, pricing pressures and leverage were cited as the primary reasons for the filings. On August 15, 2002, the registrant's facilities in Youngstown, Ohio and Indianapolis, Indiana were closed.

         The following is management's discussion and analysis of financial condition and results of operations during the periods included in the accompanying condensed consolidated financial statements and should be read in conjunction with the annual financial statements.


RESULTS OF OPERATIONS

         The following table presents the Company's results of operations as a percentage of net sales:

                                                                                  Three Months Ended
                                                                                  June 30,
                                                                                  2002           2001
                                                                                  --------------------------
Net sales                                                                           100.0%         100.0%
Cost of sales                                                                        93.4           91.2
                                                                                  --------------------------
       Gross profit                                                                   6.6            8.8
Selling, general, and administrative expenses                                        10.0            8.3
Interest expense                                                                      1.9            2.2
                                                                                  --------------------------
       (Loss) before income taxes and cumulative effect of                           (5.2)          (1.7)
         accounting change
Income tax (benefit)                                                                  (.2)          (0.6)
                                                                                  --------------------------
       (Loss) before cumulative effect of accounting change                          (5.0)          (1.1)
Cumulative effect of accounting change                                              (12.2)
                                                                                  --------------------------
              Net (loss)                                                            (17.2)%         (1.1)%
                                                                                  ==========================

         Net sales for the three months ended June 30, 2002 were $43.0 million, a decrease of $1.8 million or 4.0% from the Company's net sales for the corresponding period ended June 30, 2001. Volume of tons shipped decreased 3.0%, which accounted for $1.3 million of revenue decline, while the effect of lower priced product mix contributed to a $.5 million decline in revenues.

Gross profit for the three months ended June 30, 2002 was $2.8 million or 6.6% of net sales, a $1.1 million decrease over the three months ended June 30, 2001. The primary factor contributing to the gross margin decrease for the three-month period ended June 30, 2002 was the Company's inability to obtain selling price increases commensurate with higher raw material costs, as well as the effects of the Company's capacity utilization and fixed cost operating structure at lower sales volume levels.

Selling, general and administrative costs of $4.3 million for the three months ended June 30, 2002 represented 10.0% of net sales compared to $3.7 million selling, general and administrative costs, or 8.3% of net sales for the three months ended June 30, 2001. The increase in these costs relates primarily to higher legal and professional fees associated with the Company's attempts to renegotiate its borrowing agreements.

Interest expense was $0.8 million, or 1.9% of net sales for the three months ended June 30, 2002 compared to $1.0 million or 2.2% of net sales for the three months ended June 30, 2001. The reduction in interest expense is largely attributable to the decline in interest rates that continued throughout fiscal year 2002 before stabilizing in the first quarter of fiscal 2003. Loss before income taxes and the cumulative effect of a change in accounting principle was $2.2 million, or 5.2% of net sales for the three months ended June 30, 2002, compared to $0.8 million, or 1.7% of sales for the three months ended June 30, 2001. The Company's operating performance directly relates to the continuing operations at significantly low utilization levels attributed to the effect of the weak 2001 economy on demand for the Company's products.

The Company has recognized an income tax benefit of $.1 million, or .2% of net sales for the three months ended June 30, 2002 that relates to operating loss carrybacks for its Canadian operations. This compares to an income tax benefit of $.3 million, or .6% of net sales for the three months ended June 30, 2001. In the fourth quarter of fiscal year 2002, the Company recognized a valuation allowance against substantially all of its deferred tax assets and discontinued recognizing any additional tax benefits associated with continuing operating losses in the United States. As a result, the Company's effective tax rate has increased substantially.

During the quarter ended June 30, 2002, the Company adopted FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." As permitted by this new accounting standard, the Company recognized a $5.3 million non-cash charge for the cumulative effect of a change in accounting principle to reflect the impairment of the unamortized portion of goodwill arising in connection with its acquisition of Alkar Steel Corporation in March 2000. Management based its determination of the asset impairment on its evaluation that the fair market value of this subsidiary, based upon current its current and projected earnings, had declined substantially below the underlying carrying value of its assets.

Net loss for the three months ended June 30, 2002 was $7.4 million, or $1.15 per share as compared to net loss of $2.2 million, or $0.35 per share for the three months ended June 30, 2001. The primary cause for the change in net income was the non-cash charge associated with the cumulative effect the change in accounting for goodwill described above.

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of liquidity include cash and cash equivalents, cash from operations, proceeds from asset dispositions and amounts available under its revolving credit and term loan facility. The Company's primary liquidity needs prior to the Petition Date related to its working capital needs, capital expenditures for the acquisition of machinery and equipment and maintenance of its plants and equipment, and debt service requirements.

 Prolonged weak market conditions, higher prices for steel associated with
Section 201 tariffs and an overall tightening in steel supply and continuing operating losses sustained by the Company, together with amendments to its borrowing agreements that further reduced borrowing availability, have led to the Company's liquidity being substantially impaired. At June 30, 2002, the Company was in non-compliance with certain financial ratios pertaining to minimum net worth and financial leverage set forth in its borrowing agreements, as well as certain other reporting provisions. In addition, on June 30, 2002 the Company failed to make the regularly scheduled quarterly installment of principal and interest due under the Ottawa term loan as a result of liquidity constraints. The Company and its lenders were unsuccessful in negotiating amended borrowing arrangements that would have provided sufficient liquidity to enable the Company to continue operating and meet its financial obligations as they became due. As a result, on August 16, 2002 the Company filed for protection under Chapter 11 of the Federal Bankruptcy Code. In connection with this filing and with Court approval, the Company refinanced its revolving credit and term loan facility with its existing lender group under a debtor-in-possession financing arrangement that provides up to $48 million of financing. Subsequent to the Petition Date, sources of liquidity also include its debtor-in-possession credit facility, which is provided by the same group of creditors that provided the revolving credit and term loan facility.

         Net loss for the first three months of fiscal 2002, adjusted for depreciation and the non-cash charge associated with the cumulative effect the change in accounting for goodwill, used approximately $1.3 million of cash compared to $.5 million of cash provided in the corresponding period of the prior year. However, as a result of working capital changes, cash provided by operations was $.1 million for the quarter ended June 30, 2002. This compares to $3.0 million of cash provided from operating activities in the first quarter of fiscal year 2002, principally due to $4.5 million inventory reduction offset largely by a $1.5 reduction of accounts payable and accrued expenses.

         During the quarter ended June 30, 2002 the Company incurred capital expenditures principally in connection with capital improvement projects, including the relocation of certain assets previously idled to other operating locations, totaling $1.4million. These costs were financed in part from the $.7 million proceeds from the sale of other idled assets. This compares to approximately $.3 million of capital spending in the corresponding period of the prior fiscal year.

Net cash flows provided by financing activities of $1.0 million for the nine months ended June 30, 2002 was provided under the terms of the Company's revolving line of credit, while in the first quarter of the prior fiscal year the Company was able to reduce borrowings under this facility with the proceeds from working capital reductions.

         Management expects that its debtor-in-possession financing arrangements will be sufficient to meet planned working capital, capital expenditures and other cash requirements until such time as it obtains approval for a plan or reorganization. However, due to material uncertainties associated with the outcome of the Chapter 11 proceedings in general, and the effects of such proceedings on the business of the Company and its subsidiaries, there can be no assurances that such plan will be approved or whether the Company will obtain sufficient liquidity enabling it to continue to operate in its present organizational structure.

FORWARD-LOOKING INFORMATION

This document contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, general business and economic conditions, competitive factors such as availability and pricing of steel, changes in customer demand, work stoppages by customers, potential equipment malfunctions, changes in borrowing terms, the Company's ability to develop and obtain a plan of reorganization during its Chapter 11 proceedings, or other risks and uncertainties discussed in the Company's 10-K report. The reader should not place undue reliance on the forward-looking statements contained in this report or in the Company's annual report on Form 10-K.


ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's major market risk exposures are fluctuations in interest rates as they relate to its variable rate debt and Canadian dollar currency rate fluctuations as they relate to U.S. dollar debt carried on the books of the Canadian subsidiary. The Company generally does not enter into derivative financial investments for trading or speculation purposes. A 10% market rate change in interest rate would affect the Company in the approximate quarterly pre-tax amount of $100,000. A 10% change in Canadian currency exchange rate would affect the Company in the approximate after-tax amount of $100,000. As a result, the Company believes that its market risk exposure is not material to its consolidated financial position, liquidity or results of operations.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

On August 16, 2002, Cold Metal Products, Inc. and its wholly-owned subsidiary, Alkar Steel Corporation, each filed a voluntary petition for relief under the Bankruptcy Code, with the United States Bankruptcy Court for the Northern District of Ohio, Eastern Division, as Cases Number 02-43619 and 02-43620, respectively. Pursuant to Sections 1107 and 1108 of the Bankruptcy Code, each petitioning corporation remains in possession of its assets and continues to operate as a debtor in possession. The filings cover domestic assets only and do not affect Cold Metal Products, Ltd., a wholly owned Canadian subsidiary, which operates facilities in Hamilton, Ontario Canada and Montreal, Quebec Canada.


ITEM 2. CHANGE IN SECURITIES

There have been no changes in securities.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

           Note 6 to the Financial Statements included as Item 1 of Part I of this Report is incorporated by reference as Item 3 of this Part II.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         There has been no submission of matters to a vote of security holders.

ITEM 5. OTHER INFORMATION

         There is no other information to report.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

        (a) Exhibit Number and Description -



         10(y) Strategic Alliance and Processing Agreement Among Cold Metal Products, Ltd., Samuel, Son & Co., Ltd., and Copld Metal Products, Inc. dated the 11th day of June 2002.

        (a) Reports on Form 8-K -

                    Form 8-K dated August 16, 2002 filed with respect to the Company's press release announcing that the Company and its wholly owned subsidiary, Alkar Steel Corporation, each had filed on that date a voluntary petition for relief under Chapter 11 of Title 11, United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Northern District of Ohio, Eastern Division, as Cases Number 02-43619 and 02-43620, respectively. The release also disclosed that the Company had closed its facilities in Youngstown, Ohio and Indianapolis, Indiana.

                    Form 8-K dated July 23, 2002 filed with respect to the Company's press release of that date regarding progress in discussions with its secured lenders and an additional source of funding, as referenced in its Form 12b-25 filed on July 2, 2002.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Cold Metal Products, Inc.
                                              (Registrant)



                                    --------------------------------------------
                                    Raymond P. Torok
                                    President, Chief Executive Officer



                                    --------------------------------------------
                                    Joseph C. Horvath
                                    Vice-President, Chief Financial Officer
                                    (Principal Financial and Accounting Officer)

November __, 2002






                                  CERTIFICATION

I, Raymond P. Torok, certify that:

1. I have reviewed this annual report on Form 10-Q of Cold Metal Products, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

         c. Presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                         -------------------------------------
                                         Raymond P. Torok
November ___, 2002                       President and Chief Executive Officer



                                  CERTIFICATION

I, Joseph C. Horvath, certify that:

1. I have reviewed this annual report on Form 10-Q of Cold Metal Products, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

         c. Presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         c. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                  ------------------------------
                                  Joseph C. Horvath
November ___, 2002                Vice-President and Chief Financial Officer